Exhibit 99.1

Aris Mining ANNOUNCES CFO TRANSITION

Vancouver, Canada, April 28, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces that Richard Orazietti will step down as Chief Financial Officer (CFO) following the completion of the Company’s Q1 2025 reporting. As part of a planned leadership succession, Cameron Paterson will join Aris Mining as CFO in July 2025, ahead of Q2 2025 reporting, and will lead the completion of the Company’s financial reporting. This transition reflects the Company’s commitment to maintaining strong financial governance while continuing to advance its growth strategy.

Neil Woodyer, Aris Mining’s CEO, commented: “Aris Mining has experienced significant growth, and our finance team has continued to evolve in step with the Company’s expanding operations. I want to thank Richard Orazietti for his guidance and valuable contributions during this important period of transformation, and we wish him all the best in his future endeavours. I’m very pleased to welcome Cam Paterson to our senior management team. Cam brings highly relevant experience from his senior finance roles at Pan American Silver Corp., where he worked closely with regional teams across South America, Canada, and Mexico to support operational and financial performance.”

About Cameron Paterson

Cam brings extensive financial leadership experience within the mining sector. He joined Pan American Silver in 2014 and has served in executive roles since 2015, including as Vice President, Financial Reporting, and, since 2022, as Senior Vice President, Finance and Information Technology. Prior to that, he was Vice President of Finance at a Vancouver-based junior mining company, and he began his career at Deloitte.

Cam is a Chartered Professional Accountant and holds a degree in Economics (with distinction) from the University of Victoria, as well as a Diploma in Accounting from the Sauder School of Business at the University of British Columbia.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Mine, which is expected to start ramping up in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

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Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the effective resignation date of Richard Orazietti and the start date of Cameron Paterson, and statements included in the “About Aris Mining” section of this news release are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

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